Christine A. Hathaway chathaway@velaw.com
Tel +1214.220.7714  Fax +1214.999.7714

June 3, 2011

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Re:                              Cameron International Corporation

Schedule TO-I filed May 17, 2011

File No. 5-44353

Ladies and Gentlemen:

On behalf of Cameron International Corporation (the “Company” or “Cameron”), set forth below are the responses of the Company to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 24, 2011 (the “Comment Letter”), with respect to the above-captioned filing (as amended and supplemented, the “Schedule TO”).

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the Comment Letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.  The Company is concurrently filing with the Commission via EDGAR Amendment No. 2 to the Schedule TO, which includes the changes made to the Company Notice to Holders of 2.50% Convertible Senior Notes due 2026, dated May 17, 2011 and previously filed as Exhibit (a)(1) to the Schedule TO (the “Company Notice”), in response to the Comment Letter as well as updates to reflect the Company’s issuance on June 3, 2011 of a notice of redemption of the outstanding 2.50% Convertible Senior Notes due 2026.  Capitalized terms used but not defined in this letter have the meaning ascribed to them in the Company Notice.

Schedule TO-I — Exhibit (a)(1) — Company Notice to Holders of 2.5% Convertible Senior Notes due 2026, dated May 17, 2011

Summary Term Sheet, page 1

1.                                      While you may include appropriate language directing note holders to read the more detailed disclosure in the rest of the offer materials, it is inappropriate to state that the summary “is not complete.”  Please revise.

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Response:  The Company has revised the disclosure under the section titled “Summary Term Sheet” on page 1 of the Company Notice in response to the Staff’s comment.

2.                                      The fact that the notes by their terms became convertible on April 1, 2011 during the quarter ending June 30, 2011 due to the closing price of your common stock should be more prominently disclosed in the offer materials, including in the summary section.

Response:  The Company has disclosed on the cover page of the Company Notice and in the section titled “Summary Term Sheet—May I exercise my conversion rights instead of surrendering my Notes for purchase?” on page 3 of the Company Notice that the Notes are currently convertible.  The Company has also revised the disclosure in Section 2.3 of the Company Notice titled “Conversion Rights of the Notes” on page 5 of the Company Notice to more prominently disclose that the Notes are currently convertible.

3.                                      Describe the accounting treatment of the offer, or explain in your response letter why it is not material.  See Item 1001(a)(1)(xi) of Regulation M-A.

Response:  The Company has included a description of the accounting treatment of the offer in the section titled “Summary Term Sheet—What is the accounting treatment of the Put Option?” on page 3 of the Company Notice.

If I exercise the Put Option, when will I receive payment for my Notes?  page 2

4.                                      You state that you will provide the funds to pay for tendered notes to the Paying Agent, who will in turn promptly distribute such funds to DTC, the sole record holder of the notes. DTC will “thereafter distribute the cash to its participants in accordance with its procedures.”  Provide more details about this payment process through DTC and the procedures it uses to make payment.  Your response must explain how this payment process complies with your prompt payment obligations under Rule 13e- 4(f)(5).

Response:  The Company has revised the disclosure in the section titled “Summary Term Sheet—If I exercise the Put Option, when will I receive payment for my Notes?” on page 2 of the Company Notice and also under Section 5 of the Company Notice titled “Payment for Surrendered Notes” on pages 9-10 of the Company Notice to provide additional details about the payment process through DTC.  Rule 13e-4(f)(5) requires the Company to pay the Repurchase Price promptly after the termination of the Put Option.  We understand that the Staff has generally taken the view that “prompt payment” under Rule 14e-1(c) requires the payment of consideration or the return of tendered securities no later than three business days after the conclusion of a tender offer (see SEC Release No. 34-43069), and we believe that the same three business day period would apply to payments under Rule 13e-4(f)(5).  The Company will deposit the Repurchase Price with the Paying Agent prior to 10:00 a.m., New York City time, on the Repurchase Date.  The Paying Agent will then promptly distribute the Repurchase Price to DTC, the sole registered holder of the Notes, whom the Paying Agent is authorized by the Indenture to treat as the owner of the Notes for purposes of receiving payments on the Notes.  Accordingly, the Company believes that the prompt payment of the Repurchase Price to DTC complies with the Company’s prompt payment obligations under Rule 13e-4(f)(5).

Can I withdraw previously surrendered Notes?  page 2

5.                                      Describe the withdrawal procedures of DTC and specify what constitutes “sufficient time to allow DTC to withdraw your Notes.”  Provide the same revised disclosure under “Right of Withdrawal” on page 9 of the offer materials.

Response:  The Company has revised the disclosure in the section titled “Summary Term Sheet—Can I withdraw previously surrendered Notes?” on page 2 of the Company Notice and also under Section 4 of the Company Notice titled “Right to Withdrawal” on page 9 of the Company Notice to provide further description of the withdrawal procedures of DTC.

Agreement to be Bound by the Terms of the Put Option, page 7

6.                                      We note your disclosure here that tendering note holders waive “any and all rights with respect to the Notes (including…any existing or past defaults and their consequences)” and that such surrendering holders release and discharge Cameron International Corp. and company insiders from any existing and future claims with respect to the notes. In your response letter and with a view to possible additional disclosure, explain whether any such claims are known to exist and if so, describe their basis.  In addition, tell us why this provision is acceptable, including under Section 318 of the Trust Indenture Act of 1939.

Response:  The Company is not aware of any claims by holders of the Notes against the Company or its affiliates with respect to the Notes. The Company has revised the disclosure in the fourth bullet of the first paragraph under Section 3.2 of the Company Notice titled “Agreement to be Bound by the Terms of the Put Option” on page 7 of the Company Notice to remove the statements that holders will be deemed to have waived any and all rights with respect to the Notes and that such surrendering holders release and discharge the Company and its affiliates from any existing and future claims with respect to the Notes.

Additionally, at the Staff’s request, the Company has asked us to inform you that it acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at 214-220-7714.

Sincerely,

/s/ Christine A. Hathaway

Christine A. Hathaway